January 15, 2013

VIA EDGAR

Re:	KKR & Co. L.P.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 2, 2012
File No. 001-34820

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Ms. Hayes:

On behalf of KKR & Co. L.P. (the “Company” or “KKR”), we are responding to the comment letter of the Staff of the Securities and Exchange Commission, dated December 31, 2012, regarding the Company’s financial statements and related disclosures in its Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2012 (the “September Form 10-Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our 2011 Form 10-K and September Form 10-Q, as filed on EDGAR.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.                                      Throughout your filing you use the defined term “Transactions.” Please explain the meaning of the term the first time you use it.

We respectfully advise the Staff that the term “Transactions” is defined when first used on page ii.

2.                                      You use the term “investors” to refer to investors in KKR & Co. L.P. and to refer to investors in your funds.  For example, refer to the risk factors “The ‘clawback’ or ‘net loss sharing’ provisions in our governing agreements may give rise to a contingent obligation that may require us to return or contribute amounts to our funds and investors” on page 28 and “A decline in the pace or size of the investments by our funds or an increase in the amount of transaction fees we share with our investors would result in our receiving less revenue from transaction fees.”  In future filings, please clarify when you are referring to investors in your funds.

In response to the Staff’s comment, we will clarify instances where we are referring to unitholders, which are investors in the common units of KKR & Co. L.P., versus investors in our funds.  For example, in the above-referenced risk factors, we will use the term “fund investors” or “investors in our funds” rather than simply “investors.”

Performance, page 4

3.                                      Please tell us why you believe disclosures of past performance dating back to 1976 are material and relevant.

We believe our past performance provides insight on the Company’s investment approach with respect to private equity, which our founders have developed and applied since they started the firm in 1976.  In particular, we believe that disclosure of past performance is relevant because private equity is a long-dated investment class, where returns are achieved over a period of multiple years rather than months and through various economic cycles.  Our private equity funds invest capital over an investment period that generally may last up to six years, and investments may be held for a much longer period of time, up to a decade or more.  Throughout this period, as the fund is investing and developing its investments, economic cycles may have a short-term impact on the value of the fund that diminishes as the fund matures.  Therefore, limiting performance metrics to a period of several years may result in a focus on funds that have not completed their investment periods or have not begun or have only recently begun realizing investments yielding a less complete illustration of how a fund performs through its entire term and placing disproportionate emphasis on short-term current economic cycles.

Item 1A.   Risk Factors, page 25

4.                                      We note your disclosure that “the risks described below are not the only risks [you] face.” Please revise to clarify that this section discusses all material risks.

We confirm that this section discusses what we believe are the most significant risks in compliance with Item 503 of Regulation S-K, and in future filings, we will delete the sentence noted above.

Risks Related to Our Business, page 26

We depend on our founders and other key personnel, the loss of whose services …, page 36

5.                                      If accurate, please specifically state that your founders and other key personnel are not subject to non-compete agreements. The discussion should clarify that the founders would not be prohibited from soliciting current fund investors.

We respectfully advise the Staff that our founders as well as other senior employees whom we refer to as senior principals are subject to confidentiality and restrictive covenant agreements, the forms of which are incorporated in the 2011 Form 10-K by reference to Exhibit 10.9 and 10.10, respectively, of the registration statement on Form S-1 (File No. 133-165414) filed on March 12, 2010.   Such agreements provide, among other things, that those individuals will not solicit any client or prospective client of the Company, which would include the solicitation of current fund investors.  Accordingly, we do not intend at present to amend the disclosure in question in response to the Staff’s comment.

The time and attention that our principles and other employees devote…, page 38

6.                                      To the extent that your principals devote a significant amount of time to managing funds that were not contributed to the KKR Group Partnerships, please estimate the percentage of their time they devote to managing these other funds.

Although certain principals and other employees of the Company previously devoted time to managing certain residual investments held in the 1987 Fund, 1993 Fund and 1996 Fund, which were not contributed to the KKR Group Partnerships, investments related to these funds have been disposed of in all material respects by December 31, 2012, and therefore we advise the Staff that we intend to remove the referenced risk factor from future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

7.                                      We note that the KKR Funds have made significant investments in European companies, primarily through the European Fund, European II Fund, European III Fund and the Annex Fund. To the extent that the KKR Funds hold material investments in companies domiciled in European countries that are currently experiencing significant economic, fiscal and/or political strains, please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance’s Disclosure Topic 4: European Sovereign Debt Exposures. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

We respectfully advise the Staff that no specific disclosure with respect to European sovereign debt exposure was warranted in our 2011 Form 10-K.  As of December 31, 2011, neither the Company nor its funds directly held any sovereign debt of Greece, Ireland, Italy, Portugal or Spain, which were the European countries we believed were then experiencing significant economic, fiscal and/or political strains.  As of December

31, 2011, our total private equity portfolio had a fair value of $34.6 billion of which approximately 1% was attributed to portfolio companies headquartered in Greece, Ireland, Italy, Portugal or Spain.  In addition based on an analysis of where our European private equity portfolio companies had underlying revenue, expenditures, and cash and debt exposures, we believe the equity at risk related to Eurozone countries, which we believed were then experiencing significant economic, fiscal and/or political strains, was not material relative to our total invested capital.  In our portfolio of leveraged loans, high yield bonds, other credit instruments, and certain equity securities less than 1% of the market value of these instruments was issued by companies headquartered in Greece, Ireland, Italy, Portugal or Spain as of December 31, 2011.

Basis of Financial Presentation — Segment Operating and Performance Measures, page 88

8.                                      We note that your reportable segments are presented prior to giving effect to the allocation of income (loss) between KKR and KKR Holdings and as such represent the business in total. Given the manner in which certain segment measures are calculated (namely, fee related earnings, economic net income and segment book value) it appears that your segments are also presented without giving effect to the consolidation of the KKR Funds. In future filings, please revise your disclosure here as well as within your segment footnote to clearly state this fact.

In our 2012 Form 10-K and in other future filings we will revise the disclosure to state that our segments are presented without giving effect to the consolidation of funds that we manage in both Management’s Discussion and Analysis of Financial Condition and Results of Operation (Basis of Financial Presentation — Segment Operating and Performance Measures) and the segment reporting footnote in the consolidated financial statements. Specifically, the revised disclosure would be substantially similar to the following draft language:

The segment key performance measures that follow are used by management in making operating and resource deployment decisions as well as assessing the overall performance of each of KKR’s reportable business segments. The reportable segments for KKR’s business are presented prior to giving effect to the allocation of income (loss) between KKR & Co. L.P. and KKR Holdings L.P. and as such represent the business in total. In addition, KKR’s reportable segments are presented without giving effect to the consolidation of the funds that KKR manages.

Consolidated and Combined Results of Operations, page 91

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Gains (Losses) from Investment Activities, page 92

9.                                      We note based on your tabular disclosure on page 93 that the decrease in net unrealized gains (losses) from changes in fair value was the most significant driver of the decrease in net gains (losses) from investment activities during 2011 compared to 2010. In future filings when significant changes in the fair values of your investments occur and have a material impact on your investment gains (losses), please revise your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your investments and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why.

In our 2012 Form 10-K and in other future filings, we will include additional disclosures relating to significant changes in investment gains (losses) that were positively or negatively impacted by changes in the fair values of our investments. These additional disclosures may include: (i) discussion on whether the material changes were driven primarily by changes in share prices of publicly held investments or whether the changes were driven primarily by our privately held portfolio companies, (ii) the individual portfolio companies, and their respective industries, that materially contributed to the changes in value, (iii) the funds that materially contributed to the changes in value and/or (iv) discussion of the key market factors that materially contributed to the changes in value.

Contractual Obligations, Commitments and Contingencies on an Unconsolidated Basis and Consolidated Basis, page 120 and 121

10.                               Please include disclosure of your tax receivable agreement obligations as part of your contractual obligations table. To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

In our 2012 Form 10-K and in future filings, we will include additional disclosures relating to the tax receivable agreement as a footnote to the contractual obligations table. Specifically, the additional disclosure would be substantially similar to the following draft language:

The commitment table above excludes contractual amounts owed under the tax receivable agreement, because the ultimate amount and timing of the amounts due are not presently known. As of December 31, 2012, a payable of $XXX million has been recorded in due to affiliates in the consolidated financial statements representing management’s best estimate of the amounts currently expected to be owed under the tax receivable agreement.  As of December 31, 2012, approximately $XXX million of cumulative cash payments have been made under the tax receivable agreement.  (See “— Liquidity Needs — Tax Receivable Agreement”.)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 129

11.                               Please add disclosure that addresses the material components of your risk management philosophy and structure, including the following information:

•                  Please explain what individuals, groups, or committees are responsible for risk oversight and indicate whether KKR & Co. L.P. or the Managing Partner has an overall risk tolerance policy.

•                  Please explain how you measure and manage risks related to your investment funds and vehicles.

•                  Please indicate how risk-related information is communicated among the various individuals and entities responsible for risk management, and under what circumstances such information is communicated to senior level executives, or to the Board of Directors.

•                  Please describe your policies in the event of risk limit breaches, including to whom such breaches are reported.

KKR has a risk committee comprised of senior employees from across our business segments and across business operations, and includes our Chief Administrative Officer, our Chief Financial Officer, and our General Counsel.  The risk committee prioritizes KKR’s risks and maintains focus on significant and emerging risks.  Our Chief Administrative Officer, as the chairman of the risk committee, regularly reports to our Co-Chief Executive Officers and quarterly to the Audit Committee, which is the chief committee to monitor risk on behalf of the Board of Directors.

When we commit capital of a certain amount from our balance sheet to investments or transactions, a committee of senior employees, including our two Co-Chief Executive Officers, the Chief Financial Officer and Chief Administrative Officer, must approve the transaction before it may be made.  In addition, this committee supervises activities governing the Company’s capital structure, liquidity, and other strategies for the composition of our balance sheet.

Certain securities transactions by our Capital Markets business of our Capital Markets and Principal Activities segment are subject to risk tolerance limits, regulatory capital requirements and the review and approval of one or more committees in compliance with rules applicable to broker-deals pursuant to the Securities Exchange Act of 1934.  When our capital is committed to capital markets transactions, after diligence is conducted, such transactions are subject to the review and approval of a committee within the Capital Markets business.  These transactions are also subject to risk tolerance limits.  The risk tolerance limits establish the level of investment we may make in a single company or type of transaction, for example and are designed to avoid undue concentration and risk exposure.  Regulatory capital requirements also place limits on the size of securities underwritings the Capital Markets business can conduct based on quantitative measure of assets, liabilities and certain off-balance-sheet items.  Aggregate balance sheet risk is monitored on an ongoing basis by the committee of senior employees referenced in the prior paragraph above.

With respect to the funds and other investment vehicles through which we make investments for our fund investors, KKR manages risk by subjecting transactions to the review and approval of an applicable investment committee, and then a portfolio management committee (or other applicable senior employees) regularly monitors these investments.  Before making an investment, investment professionals identify risks in due diligence, evaluating, among other things, business, financial, legal and regulatory issues, financial data and other information.   An investment team presents the investment and its identified risks to an investment committee, which must approve each investment before it may be made.  If an investment is made, a portfolio management committee (or other applicable senior employees) is responsible for working with our investment professionals to monitor the investment on an ongoing basis.

Notes to Consolidated and Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 145

Basis of Accounting — General, page 145

12.                               We note your disclosure on page 85 that your Private Markets segment includes ten consolidated investment funds and thirteen unconsolidated co-investment vehicles while your Public Markets segment includes eight consolidated investment vehicles and nine unconsolidated vehicles. Please revise your accounting policy disclosure in future filings to clearly describe the basis on which you account for your investments in these unconsolidated investment vehicles. Please also clarify how many of your unconsolidated vehicles are voting interest entities as opposed to VIEs and confirm that your investments in all unconsolidated VIEs are included in your tabular disclosure of your maximum exposure to loss on page 146.

In future filings, we will revise our accounting policy disclosure to describe the basis on which we account for investments in unconsolidated investment vehicles. Specifically, the revised disclosure would be substantially similar to the following draft language:

Investments in unconsolidated investment vehicles are accounted for using the equity method of accounting. Under the equity method of accounting, KKR’s share of earnings (losses) from equity method investments is included in investment income (loss) on the consolidated statements of operations. The carrying amounts of equity method investments are reflected in investments on the consolidated statements of financial condition. Because the underlying investments of unconsolidated investment vehicles are reported at fair value, the carrying value of KKR’s equity method investments approximates fair value.

In addition, we respectfully advise the Staff of the following:

i)                 On page 85 of our 2011 Form 10-K two unconsolidated investment vehicles are voting interest entities as opposed to variable interest entities; and

ii)              We confirm that all of our investments in unconsolidated variable interest entities are included in our tabular disclosure of the maximum exposure to loss on page 146 of our 2011 Form 10-K.

Carried Interest, page 157

13.                               We note your disclosure that amounts earned pursuant to carried interest are included as investment income (loss) in Net Gains (Losses) from Investment Activities in your consolidated and combined statements of operations. However, we also note your disclosure on page 127 within your Critical Accounting Policies discussion that due to the consolidation of the majority of your funds, amounts earned from carried interest are not shown in your consolidated financial statements. In future filings, please clarify this apparent inconsistency. Given that KKR Funds are consolidated, we assume that any carried interest earned and classified as investment income would be included in your allocated share of net income from consolidated KKR Funds.

In future filings we will revise the disclosure to clarify that any carried interest earned and classified as investment income (loss) would be included in our share of net income (loss) in both Management’s Discussion and Analysis of Financial Condition and Results of Operation (Critical Accounting Policies) and the summary of significant accounting policies footnote in the consolidated financial statements. Specifically, the revised disclosure would be substantially similar to the following draft language:

For funds that are consolidated, all investment income (loss), including the portion of a funds’ investment income (loss) that is allocable to KKR’s carried interest, is included in investment income (loss) on the consolidated statements of operations. The carried interest that KKR retains in net income (loss) attributable to KKR & Co. L.P. is reflected as an adjustment to net income (loss) attributable to noncontrolling interests.

Note 10 — Equity Based Payments, page 177

14.                               We note that in certain cases, equity awards issued under your various programs contain transfer restrictions, which may restrict the sale, exchange or transfer of such units for a specified time period following the initial vesting date. Please tell us how these transfer restrictions were considered in estimating the fair value of such instruments at the grant date. Refer to ASC 718-10-30-10.

In response to the Staff’s comment, based on ASC 718-10-55-5 and the other reasons set forth below, the Company has not reflected a discount in the valuation of its awards as a result of such restrictions.

ASC 718-10-55-5 states the following:

A restriction that continues in effect after the entity has issued instruments to employees, such as the inability to transfer vested equity share options to third parties or the inability to sell vested shares for a period of time, is considered in estimating the fair value of the instruments at the grant date.   For instance, if shares are traded in an active market, post-vesting restrictions may have little, if any, effect on the amount at which the shares being valued would be exchanged.  For share options and similar instruments, the effect of nontransferability (and nonhedgeability, which has a similar effect) is taken into account by reflecting the effects of employees’ expected exercise and post-vesting employment termination behavior in estimating fair value (referred to as an option’s expected term).

This guidance was reiterated in the following comment made by Ms. Sandie Kim at the 2007 AICPA National Conference on Current SEC and PCAOB Developments:

If the security contains such a restriction that continues after the requisite service period, that post-vesting restriction may be factored as a reduction in the value of the security.

Through discussions with our independent public accountants, Deloitte, we are aware that the “Big 4” accounting firms prepared a whitepaper that discussed this topic in the Background section, “Accounting for Share-Based Payments with Post-Vesting Restrictions”.  The whitepaper was submitted to the SEC Office of the Chief Accountant (“OCA”) on December 14, 2007.  The following is an excerpt from the whitepaper:

We believe there currently is diversity in practice in how companies determine the fair value of a share with post-vesting restrictions such as that described above.  While Statement 123R indicates that post-vesting restrictions should be factored into the fair value of the share, the Board stated in footnote 42 to paragraph A3 [Note:  codified as the second sentence in ASC 718-10-55-5] that “…if shares are traded in an active market, post-vesting restrictions may have little, if any, effect on the amount at which the shares being valued would be exchanged.”

Additionally, preparers and auditors have been cognizant of the concerns historically raised by the SEC staff related to discounts applied in the valuation of equity securities granted to employees.  At the December 2004 AICPA conference, in reference to marketability discounts, Mr. Todd Hardiman stated that “…While there are no bright lines, management has the burden of supporting the amount of the discount they select… At the end of the day, management must provide sufficient objective support for the amount of any discount taken.”

The authoritative guidance in footnote 42 of Statement 123R, coupled with past public remarks by the SEC staff, imply that there is presumption that the value should reflect little or no discount for a post-vesting restriction.  That is, absent undertaking extensive analysis to validate the existence of a discount with objective evidence, reducing the amount of compensation cost recognized in the financial statements would not be appropriate.  As a result, we are aware that some have undertaken such analysis and are recognizing discounts, while others chose not to undertake such an extensive analysis and therefore believed that it would be inappropriate to recognize such a discount.

While the whitepaper was actually discussing a more targeted question, “If a company has not recognized a discount for a post-vesting restriction in the past but now has undertaken additional analysis and obtained evidence to substantiate the existence of a discount for newly issued shares, how should the change be characterized?” (that is, as a change in estimate or an error), Deloitte has informed us that based on discussions between representatives of the “Big 4” firms and OCA in January 2008, OCA did not appear to take exception to the diversity in practice described above, that a change from no discount to a discount would be treated as a change in estimate, with perhaps the implication that the SEC Staff generally would not challenge an assumption of no discount and that if a discount was taken the Staff may question how the discount was determined.  In part this may have been due to the fact that when the shares are traded in a public market (as is the case here), many valuation specialists, if any, would conclude that the discount would likely be small.

Accordingly, based on the second sentence of ASC 718-10-55-5, the expectation that any discount would be small, and the diversity in practice, the Company has not reflected a discount in the valuation of its awards relating to post-vesting transfer restrictions.

KKR Holdings Equity Awards — Principal Awards, page 178

15.                               We note your disclosure that equity-based payment expense on unvested units is based on the fair value of a KKR & Co. L.P. common unit at the time of grant, discounted for the lack of participation rights in the expected distributions on unvested units, which ranges from 5% to 38% (7% to 52% for nine months ended September 30, 2012). It also appears that this discount is applied to both KKR Holdings principal awards and KKR Equity Incentive Plan units. Please address the following:

•                  Clarify for us what you mean when you say that unvested units do not have distribution participation rights and tell us whether this was a change from prior years;

We respectfully advise the Staff that “distribution participation rights” refers to the right of a unitholder to receive distributions on a unit from either KKR & Co. L.P. or KKR Holdings.  “Distribution” is a term used for payments by partnerships that is analogous to “dividend” for corporations.  Due to the fact that KKR & Co. L.P. and KKR Holdings are partnerships and not corporations, the term “distribution” is used to describe such payments to unitholders from each of KKR & Co. L.P. and KKR Holdings.  Currently, the majority of all equity awards, whether an equity award representing equity interests in KKR Holdings or an award granted under the KKR & Co. L.P. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), do not participate in distributions until such awards have vested.   This lack of distribution participation on unvested awards has consistently been a provision of the majority of KKR’s outstanding equity awards and therefore was not a change from prior years.

KKR’s stated distribution policy indicates that we intend to make quarterly cash distributions in amounts that in the aggregate are expected to constitute substantially all of the cash earnings of our investment management business each year in excess of amounts determined by us to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our investment funds and to comply with applicable law and any of our debt instruments or other agreements. We do not intend to distribute net realized principal investment income, other than certain additional distributions that we may determine to make.  Since our distribution policy generally results in the distribution of a substantial portion of KKR’s quarterly earnings, we believe that participation in this distribution represents a substantial component of the overall value of our equity awards.

•                  Provide a detailed explanation as to how the range of discounts was derived and why the discounts appear to be increasing each period, and revise your disclosure in future filings to include this information;

•                  Explain how you determined that such a discount was appropriate in determining the grant date fair value of such units and cite the authoritative guidance you relied upon in making this determination; and

The discounts referred to in the comment letter reflect the fact that a unitholder is not entitled to distributions on KKR Holdings or KKR & Co. L.P. units until such unitholder has achieved their service-based vesting requirements.  The lack of distribution participation rights is an attribute of the equity award while such equity award is unvested and accordingly, we believe this to be an attribute that a market participant would consider when valuing the unvested equity award.  Paragraph B93 of FASB Statement No. 123R states the following (emphasis added):

B93. The fair value of a share of stock in concept equals the present value of the expected future cash flows to the stockholder, which includes dividends. Therefore, additional compensation does not arise from dividends on nonvested shares that eventually vest.  Because the measure of compensation cost for those shares is their fair value at the grant date, recognizing dividends on nonvested shares as additional compensation would effectively double count those dividends.  For the same reason, if employees do not receive dividends declared on the class of shares granted to them until the shares vest, the grant-date fair value of the award is measured by reducing the share price at that date by the present value of the dividends expected to be paid on the shares during the requisite service period, discounted at the appropriate risk-free interest rate.

Therefore, since an employee holding an unvested unit award is not entitled to receive distributions (i.e., the right of a normal unitholder), the fair-value-based measure of the award should be lower than the fair value of a normal equity share, based on the estimated distribution to be foregone during the vesting period.  The foregoing guidance does not indicate how one might estimate the “dividends expected to be paid on the shares during the requisite service period.”  A similar adjustment to fair value is required for options that are not distribution protected, and ASC 718-10-55-42 indicates that “… an entity may use either its expected yield or its expected payments” when selecting inputs for option-pricing models.  As indicated below, KKR used estimated expected payments when estimating the discount for the lack of distribution participation on unvested awards.  This discount is hereinafter referred to as the “Distribution Discount”.

The first grants of units under our equity plans were made in October 2009.  These grants coincided with the date on which we first became a public company (our equity initially traded on Euronext Amsterdam prior to the July 2010 transactions that resulted in KKR’s units being listed on the NYSE).  Subsequent to the initial grants in 2009, there have been two significant grants of equity that were made in connection with KKR’s annual compensation process.  Due to the fact that KKR is a relatively new public company and therefore has no long-term distribution history, there was little objective historical data on which to base estimated future distributions.  Accordingly, the Distribution Discount was determined in the manner described below.

The Distribution Discount was estimated by utilizing a third-party valuation report that effectively values the entirety of KKR using discounted cash flow projections.  In estimating the Distribution Discount, we used the projected future cash flows in these valuation reports as the best available estimate of cash flows for future distributions.  The ranges of the Distribution Discount disclosed in our filings, therefore, were derived from the amount of cash flows estimated to be distributable to our unitholders over the unit vesting period, to which unvested units would not participate.

Lower discounts within the range relate to units that vest over a shorter period and higher discounts relate to units that vest over a longer period.  This is due to the fact that units that vest in later periods forgo more expected distributions than units that vest in early periods.  The range of the Distribution Discount will generally increase when the level of expected annual distributions increases relative to the grant date fair value of a KKR & Co. L.P. common unit.  A decrease in expected annual distributions relative to the grant date fair value of a KKR & Co. L.P. common unit would generally have the opposite effect.  Because the cash flows that were utilized to estimate the Distribution Discounts were assumed to increase over time, the increase in the Distribution Discount from the earliest period to the latest period is not linear.

Over the three-year period that we have been a public company, distributions have been paid to our unitholders, and these actual distributions have been used to perform “lookback” analyses that compare the Distribution Discounts used for financial reporting to the Distribution Discounts that are derived by using the three-year history of actual distribution information.  The Distribution Discount ranges indicated by these “lookback” analyses have been materially consistent with the ranges indicated by utilizing the valuation report.  We believe that these “lookback” analyses provide a basis to assess the reasonableness of the range of our estimated Distribution Discount as described above, in particular as it relates to the increase in the discounts between the early vesting periods and the later vesting periods. As we develop additional distribution history, we may migrate toward utilizing, at least partially, historical distribution information when estimating the Distribution Discount.  However, as stated above, the Company believes that the distribution history did not have a sufficient number of data points on which to base estimates of future distributions.

The Distribution Discounts have been increasing over time as KKR’s annual distributions, which are used to compute the discount, have been increasing at a rate faster than the increase in KKR’s unit price.  Distributions on KKR’s units were $0.60 per unit and $0.74 per unit for the years ended December 31, 2010 and 2011,

respectively.   This has resulted in an increase in KKR’s distribution yield from 4.2% to 5.8% based on KKR’s unit price of $14.20 and $12.83 as of December 31, 2010 and 2011, respectively.  Distributions for the nine months ended September 30, 2012 amounted to $0.52 per unit.   In response to the Staff’s comment, in our 2012 Form 10-K and in other future filings, we will include additional disclosures describing the Distribution Discount that will include (i) a description of the Distribution Discount, (ii) information regarding the manner in which the range of the Distribution Discounts were estimated, and (iii) the reasons for significant increases or decreases in the range of the Distribution Discount.  These additional disclosures would be substantially similar to the following draft language:

The grant date fair value of a KKR & Co. L.P. unit reflects a discount for lack of distribution participation rights because equity awards are not entitled to receive distributions while unvested.  The discount range was based on management’s estimates of future distributions that unvested equity awards will not be entitled to receive between the grant date and the vesting date.  Therefore, units that vest in earlier periods have a lower discount as compared to units that vest in later periods, which have a higher discount.  The discount range will generally increase when the level of expected annual distributions increases relative to the grant date fair value of a KKR & Co. L.P. common unit.  A decrease in expected annual distributions relative to the grant date fair value of a KKR & Co. L.P. common unit would generally have the opposite effect.

•                  Clarify whether a similar discount is also applied when determining the fair value of KKR Holdings restricted equity units, and if not, why.

We respectfully advise the Staff that a discount similar to the Distribution Discount described above is not applied when determining the fair value of KKR Holdings restricted equity units (“REUs”) due to the fact that unvested REUs participate in distributions from KKR Holdings.  We direct the Staff to our disclosure of REU’s in the final paragraph that begins on page 33 and ends on page 34 of the September Form 10-Q for our disclosure of this information.  In our 2012 Form 10-K and future filings, we will include language that is substantially similar to the language in our September Form 10-Q.

Discretionary Compensation and Discretionary Allocations, page 183

16.                               We note your disclosure that certain principals are entitled to receive distributions in excess of their vested equity interests and that such amounts are reflected as employee compensation and benefits expense. In the interest of transparency, please revise your future filings to clarify, consistent with your disclosure on page 86, that such distributions reflect cash bonuses that are paid to certain of your most senior employees by KKR Holdings with distributions that it receives on its KKR Group Partnership units. Please also explain what you mean when you say that these compensation charges have been recorded based on the unvested portion of quarterly earnings distributions received by KKR Holdings.

We respectfully advise the Staff that distributions received by KKR Holdings from the KKR Group Partnerships are only paid to employees that hold units in KKR Holdings to the extent that such units are vested.  Distributions received by KKR Holdings from the KKR Group Partnerships that relate to unvested units are not paid to employees who hold such unvested units.  Instead, such amounts are used to fund bonuses for certain of KKR’s most senior employees on a discretionary basis.  Compensation charges are recorded based on the amount of distributions received by KKR Holdings from the KKR Group Partnerships that relate to unvested units.

In future filings, we will revise our disclosure in our consolidated financial statements to be substantially similar to the following draft language:

All KKR principals and other employees of certain consolidated entities are eligible to receive discretionary cash bonuses. While cash bonuses paid to most employees are borne by KKR and certain consolidated entities and result in customary compensation and benefits expense, cash bonuses that are paid to certain of KKR’s principals are currently borne by KKR Holdings.  These bonuses are funded with distributions that KKR Holdings receives on KKR Group Partnership Units held by KKR Holdings but are not then passed on to holders of unvested units of KKR Holdings.  Because KKR principals are not entitled to receive distributions on units that are unvested, any amounts allocated to principals in excess of a principal’s vested equity interests are reflected as employee compensation and benefits expense.  These compensation charges are recorded based on the unvested portion of quarterly earnings distributions received by KKR Holdings at the time of the distribution.

Note 13 — Commitments and Contingencies, page 195

Contingent Repayment Guarantees, page 196

17.                               Please revise your disclosure in future filings to clarify where your clawback obligation is reflected in your statement of financial condition and the related impact of such obligation on your statement of operations. Please also clarify how and where amounts due from noncontrolling interest holders related to the clawback provision are recorded.

In future filings we will revise our disclosure to clarify where the clawback obligation, if any, is reflected in the consolidated statement of financial condition and the related impact of such obligation, if any, on our statement of operations. Specifically, the revised disclosure would be substantially similar to the following draft language:

Carried interest is recognized in the statement of operations based on the contractual conditions set forth in the agreements governing the fund as if the fund were terminated and liquidated at the reporting date and the fund’s investments were realized at the then estimated fair values. Amounts earned pursuant to carried interest are earned by the general partner of those funds to the extent that cumulative investment returns are positive and where applicable, preferred return thresholds have been met. If these investment amounts earned decrease or turn negative in subsequent periods, recognized carried interest will be reversed and to the extent that the aggregate amount of carry distributions received by the general partner during the term of the fund exceed the amount to which the general partner was ultimately entitled, a clawback obligation would be recorded.  For funds that are consolidated, this clawback obligation, if any, is reflected as an increase in noncontrolling interests in the consolidated statements of financial condition.  For funds that are not consolidated, this clawback obligation, if any, is reflected as a reduction of our investment balance as this is where carried interest is initially recorded.

We respectfully advise the Staff that as of September 30, 2012, there were no clawback obligations in any of our funds. If there were to be a clawback obligation as of the end of the reporting period in our 2012 Form 10-K or in other future periods, we will include disclosure stating where the clawback obligation is reflected in the consolidated statements of financial condition and how and where amounts due from noncontrolling interest holders related to the clawback provision are recorded.

Item 11. Executive Compensation, page 212

KKR Holdings, page 212

18.                               Please clarify whether the “certain initial vesting requirements” applicable to KKR Holdings units are limited to the three-year service-based vesting requirement discussed on page 214. In this regard, we refer to your disclosure on page 219 that “…certain of these units…are subject to performance-based vesting conditions, which include profitability and other criteria.” If not, please disclose the additional vesting criteria.

We respectfully advise the Staff that the concepts referred to in your comment are not intended to be interchangeable.  Specifically, “certain initial vesting requirements” discussed on page 214 refers to service-based vesting which is generally up to five-years from the date of grant and is applicable to equity awards that have been granted in KKR Holdings.  These equity awards are not subject to performance based vesting conditions which include profitability and other similar criteria that are referred to on page 219.  The disclosure of performance based vesting conditions on page 219 refers to units in KKR Holdings that have been allocated to principals from a legal and tax perspective, but the allocation of these units had not been communicated to each respective principal and have not yet met the criteria for recognition of compensation cost.  These units are described in detail on page 219 and in response to Question 26 herein, where we have disclosed additional performance based vesting criteria.   The three-year service based vesting requirement discussed on page 214 is applicable to the 2011 equity awards granted to our named executive officers under the Equity Incentive Plan, which is a plan of KKR & Co. L.P. and not of KKR Holdings.

In our 2012 Form 10-K and other future filings, we will include language regarding the vesting requirements of KKR Holdings equity awards.  Specifically, the revised disclosure would be substantially similar to the following draft language (note that changed language has been underlined):

KKR Holdings, from time to time, receives distributions that are made on KKR Group Partnership Units that are held by it. To the extent such distributions are received on KKR Group Partnership Units that underlie any KKR Holdings units that have satisfied their respective service based vesting requirements, if any, at the time distributions are declared on the underlying KKR Group Partnership Units, such distributions will be allocated and further distributed to the named executive officers as and when received.

19.                               We refer to your disclosure that “…distributions with respect to unvested KKR Holdings units will generally be paid to [y]our named executive officers…as annual bonus compensation from time to time.” Please tell us how these distribution amounts, if any, have been reflected in the summary compensation table.

We respectfully advise the Staff that the amounts referenced in the above-referenced disclosure appearing on page 213 is included in the summary compensation table under the column heading “Bonus”.  In our 2012 Form 10-K and future filings, we will expand our footnote to the “Bonus” column in the summary compensation table to clarify this point. Specifically, the revised disclosure would be substantially similar to the following draft language (note that changed language has been underlined):

Represents distributions received by KKR Holdings with respect to unvested KKR Holdings units. These discretionary bonus payments in the years presented were made by KKR Holdings and accordingly were not economically borne by us.

Year-End Bonus Compensation, page 213

20.                               While we note that you disclose the subjective nature of the bonus payments awarded to Messrs. Fisher, Janetschek and Sorkin, we also note you emphasize elements of individual and corporate performance as factors considered when determining the size of the bonus payments. Please expand your disclosure to specify the contributions and accomplishments achieved by Messrs. Fisher, Janetschek and Sorkin and to explain how your financial performance during the reportable year impacted year-end bonus compensation. In your response, please provide this disclosure as it would have appeared in your 2011 Form 10-K or provide proposed disclosure for your 2012 10-K.

In response to the Staff’s comment, we will include additional disclosure to specify the contributions and accomplishments achieved by Messrs. Fisher, Janetschek and Sorkin and to explain how our financial performance during the reportable year impacted year-end bonus compensation. We provide for the Staff’s reference draft disclosure as it would have appeared in our 2011 Form 10-K:

In assessing Mr. Fisher’s contributions, we considered his service as the firm’s Chief Administrative Officer, his role in overseeing the growth and operations of the firm, his leadership in the development of our real estate business and his leadership on the strategic direction of the firm generally. In assessing Mr.

Janetschek’s contributions, we considered his service as the Chief Financial Officer and his leadership and oversight of our finance, tax and accounting functions and his role with respect to strategic initiatives undertaken by the firm.  Finally, in assessing Mr. Sorkin’s contributions, we considered his leadership and oversight of our global legal and compliance functions and his role with respect to the strategic initiatives undertaken by the firm.  Because the firm’s financial performance for 2011 was mixed, as fee related earnings improved while economic net income declined relative to the prior year, the size of the bonus payments was not materially impacted as a result of the firm’s financial performance.

Carried Interest, page 214

21.                               Please explain how carry pool allocations to your named executive officers are determined (e.g., by disclosing what factors your co-chief executive officers consider) and disclose the reasons underlying material differences in the amounts allocated among your named executive officers. It may be helpful to explain the meaning and application of the phrases “first on a dollar basis and then allocated on an investment by investment basis” and “varies by size of investment and in the aggregate.” Please also clarify whether the vesting conditions applicable to the carry pool are service-based only, or impose additional requirements.

We respectfully advise the Staff that towards the end of each fiscal year, carry pool allocations for the named executive officers are made by first determining a total dollar value for the named executive officer’s interest in the carry pool.  Due to their unique status as co-founders of our firm, our Co-Chief Executive Officers determine their own allocation from the carry pool.  To make this total dollar value determination for the other named executive officers, we take into consideration the executive officer’s involvement with investments and impact on the portfolio, the size of the executive officer’s bonus, and other factors similar to those considered when determining the size of the bonus, as described under “Executive Compensation — Compensation Elements — Year-End Bonus Compensation” in our 2011 Form 10-K.  However, the total dollar value available to be allocated to the named executive officers and all other employees is limited by the total amount of investments made by our investment funds during the fiscal year.  After a total dollar value for each named executive officer is determined, such dollar value is then divided by the total value of investments made by our funds for the year, which yields a certain percentage for the named executive officer.  This percentage is then applied consistently to each investment made during the year.  Because the size of each investment is different, the nominal amount of the carry pool allocation differs by investment, although the percentage applied to each investment is consistent.  Finally, we note for the Staff that the vesting of carry pool allocations are service-based only (with certain exceptions, like acceleration upon death or disability).  In response to the Staff’s comment, we will add additional disclosures substantially similar to the following draft language (note that changed language has been underlined):

Participation in our carry pool for our principals, including our named executive officers, is subject to service-based vesting with certain exceptions, including acceleration upon death or disability.

2011 Summary Compensation Table, page 217

22.                               Please add footnote disclosure to clarify that the amounts reported in the “Stock Awards” column for 2011 represent 2010 bonus compensation. Please also provide similar footnote disclosure to your Grants of Plan-Based Awards table on page 218.

In response to the Staff’s comment, we will add footnote disclosure in our 2012 Form 10-K that the stock awards reported in the summary compensation table reflect grants made in the current year but represent a portion of the prior year bonus compensation.  Specifically, the additional disclosures would be substantially similar to the following draft language:

Stock awards reflected in the table above for each year presented represent grants made in the current reporting period relating to the equity portion of the prior year bonus compensation.

23.                               We note that you have disclosed in the “All Other Compensation” column the cash distributions made to your named executive officers during 2011 pursuant to your carried interest compensation program. Please add disclosure explaining why you believe that this is the most relevant presentation, as compared to disclosing the amount of the accrued compensation expense. Please ensure that your disclosure clarifies for investors the advantages and shortcomings of each method of disclosure. For example, we understand that the accrual methodology is consistent with the financial statement disclosure of compensation expense and may better reflect the performance of the funds from which dedicated carried interest compensation is derived, which may be relevant if carried interest compensation, or the operation of a clawback provision to reduce carried interest compensation, is based on fund performance.

We respectfully advise the Staff that in our opinion, actual cash distributed to the named executive officers for carried interest is the more appropriate presentation as compared to the accrual methodology consistent with the financial statement disclosure of compensation expense.  We believe that our named executive officers are more likely to view their own compensation for any given fiscal year by reference to the actual cash received by them as opposed to an accrual methodology that would not represent a legal entitlement to receive value equal to the accrued amount of carried interest.  This is because accrued carried interest is only payable if and when the investment to which it relates has a profitable realization event (e.g., sale, dividend, etc.).  On the other hand, an accrual methodology may be more consistent with the financial statement disclosure of compensation expense and may give additional insight into the potential value of carried interest for both realized and unrealized investments.  However, accrued carried interest would change in relation to the change in the value of the underlying investments, and thus it can be highly volatile from year to year and even result in amounts in the table showing “negative” compensation upon the reduction of a previously accrued allocation of carried interest due to negative adjustments in the fair value of the underlying investments.  We believe that disclosing “negative” compensation is not meaningful for our unitholders, especially since our named executive officers would neither view this as an actual decrease in any particular year’s compensation (for the reasons described above) and it would not represent an obligation to pay money to the Company.  In addition, with respect to the disclosure of clawbacks, we do not believe that disclosing accrued carried interest would provide meaningful disclosure, because clawback obligations are typically determined on a fund by fund basis without netting across all funds.  Consequently, we believe presenting cash payments of carried interest is a more appropriate presentation.  In response to the Staff’s comment, we will include in our upcoming 2012 Form 10-K and in other future filings, if applicable, disclosure substantially similar to the following draft language:

Carried interest, as disclosed in the Summary Compensation Table, is presented on the basis of cash received by our named executive officers.  We believe that presenting actual cash received by our named executive officers is a more representative disclosure of their compensation than presenting accrued carried interest, because carried interest is paid only if and when there are profitable realization events relating to the underlying investments.

24.                               Please clarify whether the cash amounts shown in the “All Other Compensation” column also include amounts escrowed to help fund potential future “clawback” obligations. If they do not, please explain the basis for excluding these amounts. If so, please tell us whether you have considered separately disclosing the amount of the cash distribution that is escrowed in a footnote.

In response to the Staff’s comment, we confirm that the cash amounts shown in the “All Other Compensation” column include amounts held back to help fund potential future “clawback” obligations. In the 2012 Form 10-K and other future filings we will clearly state this fact in a footnote to the compensation table, with disclosure substantially similar to the following draft language:

Carried interest, as disclosed in the Summary Compensation Table, includes amounts retained and not yet distributed to the named executive officer, which could be used to fund potential future clawback obligations if any were to arise.

We have considered footnote disclosure of the actual amounts held back and not distributed but have elected not to disclose given its immateriality to our unitholders.  In particular, we believe that the likelihood of satisfaction of potential future “clawback” obligations, if any, is not meaningfully impacted by whether or not any amounts have been held back.  Moreover, any amounts held back would not, in any way, inure to the benefit of a KKR & Co. L.P. unitholder.

Terms of KKR Holdings Units, page 219

25.                               We refer to your disclosure in the fourth paragraph under this section. Please revise to clarify whether this discussion relates to the restricted equity awards issued pursuant to your Equity Incentive Plan.

We respectfully advise the Staff that the fourth paragraph under the heading “Terms of KKR Holdings Units” discusses the terms of the units of KKR Holdings L.P., which are distinct from the restricted equity units issued under the Equity Incentive Plan.  A discussion of the restricted equity units under the Equity Incentive Plan follows in the next section entitled “Terms of Restricted Equity Units”.   In response to the Staff’s comment, we will include in our upcoming 2012 Form 10-K at the end of the section entitled “Terms of KKR Holdings Units,” disclosure substantially similar to the following draft language:

The terms of the KKR Holdings Units described above are distinct from equity awards issuable under our Equity Incentive Plan, which are described below.

26.                               Please disclose the performance-based vesting conditions that you describe in this section. Please also disclose the individuals who ultimately are responsible for determining whether the performance-based vesting conditions have occurred; i.e., by disclosing who the “managing members” and “general partner of KKR Holdings” are.

We respectfully advise the Staff that no individual (or group of individuals) is specifically identified as being responsible for determining whether the vesting conditions have occurred.  That discretion is granted to the general partner of KKR Holdings L.P., as an entity.  As noted elsewhere in the 2011 Form 10-K, the general partner of KKR Holdings L.P. is controlled by our founders.  In response to the Staff’s comment, we will include in our 2012 Form 10-K additional disclosure substantially similar to the following draft language (note that changed language has been underlined):

Because KKR Holdings is a partnership, all of the KKR Holdings units have been legally allocated, but the allocation of certain of these units had not been communicated to each respective principal as of December 31, 2012. The units whose allocation has not been communicated are subject to performance-based vesting conditions, which include, (i) whether the principal is in good standing and has adhered to our policies and rules, (ii) performance of assigned tasks and duties in an effective, efficient and diligent manner, (iii) contribution and commitment to the growth, development and profitability of KKR and our business, (iv) contribution and commitment to our management and general administration; (v) contribution and commitment to the culture, business principles, reputation and morale of KKR as whole and the team or teams to which the principal has been assigned, and (vi) contribution and commitment to our recruiting, business development, public image and marketing efforts and the professional development of our personnel.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 226

27.                               Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held in the name of Waddell & Reed Financial, Inc.

We respectfully advise the Staff that, as required pursuant to Item 403 of Regulation S-K, we have disclosed the beneficial ownership of securities as reported by Ivy Investment Management Company, Waddell & Reed Financial, Inc., Waddell & Reed Investment Management Company and Waddell & Reed, Inc. (the “Waddell Entities”)  solely based upon information provided by those entities contained in a Schedule 13G report, dated and filed on February 14, 2012. No information as to the natural person or persons who exercise voting and/or dispositive power was included in such report.  We note that Instruction 3 to Item 403 of Regulation S-K indicates that a registrant is deemed to know, and is generally able to rely upon, the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act.   We also respectfully note that the Staff has provided in Question 240.04 of its Compliance & Disclosure Interpretations that “[a]n issuer with a resale registration statement naming several investment funds as selling security holders must name the natural persons who have or share voting or investment power for each fund as part of its Item 507 of Regulation S-K disclosure …”  However, the same guidance has not been advanced with respect to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…, page 230

Facilities, page 237

28.                               Please expand to disclose the names of your senior principals that are partners in the real estate partnership referenced in this section, as required by Regulation S-K Item 404(a).

In response to the Staff’s comment, we will include in our upcoming 2012 Form 10-K and in other future filings, if applicable, disclosure substantially similar to the following draft language (note that changed language has been underlined):

Certain trusts, whose beneficiaries include children of Mr. Kravis and Mr. Roberts, and certain other senior principals who are not executive officers of the Company, are partners in a real-estate based partnership that maintains an ownership interest in our Menlo Park location. Payments made from us to this partnership aggregated $XX million for the year ended December 31, 2012.

Exhibit Index, page 244

29. In future filings, please revise your exhibit index to correct the following:

•                  Exhibits 2.1 and 2.2 should refer to your registration statement that was amended on April 16, 2010; and

•                  Exhibits 10.3 and 10.5 should refer to exhibits 10.2 and 10.3, respectively, to your Form 8-K filed on July 20, 2010.

We will revise our exhibit index in our upcoming 2012 Form 10-K according to the Staff’s comments.

Exhibit 10.4

30.                               We note that you have incorporated the form of your 2010 Equity Incentive Plan by reference to Exhibit 10.4 of your Form S-1 filed on March 12, 2010. However, we note that you have not filed the exhibits to Exhibit 10.4 of your Form S-1, which included the form of the Equity Incentive Plan. Please re-file Exhibit 10.4 in its entirety as soon as practicable and revise your exhibit index accordingly.

We advise the Staff that the KKR & Co. L.P. 2010 Equity Incentive Plan was filed as Exhibit 10.4 to Amendment No. 3 of the Registration Statement on Form S-1 (File No. 333-165414) on June 3, 2010.  We will correct this reference in the exhibit index of our upcoming 2012 Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Notes to Consolidated and Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 10

Fair Value Measurements, page 14

31.                               We note your disclosure that when determining the fair value of your Level III Private Equity investments you perform both a market comparable and a discounted cash flow analysis for each investment and the ultimate fair value recorded for each investment will generally fall within the range suggested by the two methodologies based on the weighting ascribed to each methodology and the application of an illiquidity discount, where appropriate. We further note based on your tabular disclosure of significant Level III inputs on page 25 that on average you apply nearly equal weighting to these valuation methodologies but that the weightings ascribed to each methodology can range from 0% to 100%. Please revise your disclosure in future filings to discuss the factors you consider when determining the appropriate weighting to be ascribed to each valuation methodology and how this weighting can differ from investment to investment. Specifically explain why in certain situations the fair value determination would be heavily weighted towards one valuation methodology over another.

In response to the Staff’s comment, in our 2012 Form 10-K and in other future filings we will revise our disclosure to discuss the factors we consider when determining the appropriate weighting to be ascribed to each valuation methodology and how this weighting can differ from investment to investment including why in certain situations the fair value determination could be heavily weighted towards one valuation methodology over another.  We own a broad portfolio of investments and depending on the different characteristics of those investments, one valuation methodology may be more or less relevant than the other.  For example, if an investment lacks directly comparable publicly-traded peers and/or precedent transactions, then its valuation may be weighted more heavily towards a discounted cash flow analysis.  For certain investments (investments in balance sheet intensive financial services firms, for example), a discounted cash flow analysis may not be applicable, and the valuation may be based purely on market comparables.  Additionally, for investments with very long expected hold periods and/or where the majority of proceeds are expected to be realized through ongoing cash yield rather than through an exit event (IPO or sale), the valuation may be weighted more heavily towards a discounted cash flow analysis.  Our revised disclosure would be substantially similar to the following draft language:

When determining the weighting ascribed to each valuation methodology, KKR considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected hold period and manner of realization for the investment.  These factors can result in different weightings among investments in our portfolio and in certain instances may result in up to a 100% weighting to a single methodology.  Across our private markets investment portfolio, approximately WW% of the fair value is derived from investments that are valued based exactly XX% on market comparables and YY% on a discounted cash flow analysis.  Less than ZZ% of the fair value of our private markets investment portfolio is derived from investments that are valued either based 100% on market comparables or 100% on a discounted cash flow analysis.

32.                               As a related matter, we note based on your tabular disclosure of significant Level III inputs on page 25 that illiquidity discounts applied to Private Equity investments range from 0% to 20% and that all such investments are assigned a minimum illiquidity discount of 5% with the exception of investments in your natural resources strategy. Please revise your disclosure in future filings to more clearly explain how such illiquidity discounts are determined, including the specific liquidity methods used to determine such discounts.

In response to the Staff’s comment, in our 2012 Form 10-K and in other future filings we will revise our disclosure to clarify how illiquidity discounts are determined. Specifically, the revised disclosure would be substantially similar to the following draft language:

When determining the illiquidity discount applied, KKR evaluates each private equity investment to determine if factors exist that could make it more challenging to monetize the investment in the near-term and, therefore, justify applying a higher illiquidity discount.  These factors include whether KKR lacks the unilateral ability to sell the portfolio company or take the portfolio company public, whether the portfolio company is currently engaged in significant restructuring activities, the size of the portfolio company, and whether the company is experiencing, or expected to experience, a significant decline in earnings. Depending on the applicability of the criteria, KKR determines the amount of the illiquidity discount to be applied.

Note 5 — Fair Value Measurements, page 21

33.                               We note that your Private Equity investments consist primarily of investments in portfolio companies of KKR Funds as well as investments in infrastructure, natural resources and real estate. Please revise your future filings to disclose the fair values of your Private Equity investments within each level in the fair value hierarchy at a more granular level of detail (e.g., by industry). Please also apply the same level of detail to your tabular disclosure of significant Level III inputs on page 25 such that the valuation input ranges and weighted averages are also provided by industry.

We respectfully advise the Staff that we do not believe disclosing our valuation inputs by industry would provide meaningful additional information to our unitholders.  Within any given industry, there are multiple subsectors where companies trade at different valuation multiples and have different costs of capital.  For example, within the healthcare sector, hospitals, pharmaceutical firms, biotechnology companies and medical device makers all have different business characteristics, which results in them trading at different multiples and having different costs of capital.  Similarly, our natural resources investments include various strategies including oil and gas development, mature oil and gas assets, royalties, and oil and gas mezzanine opportunities, which have different transaction structures.  Therefore, if we were to break out our portfolio based on industry classifications, within those industries there would be a very broad range of inputs.  If we were to break out our portfolio by industry subsectors, the number of subsectors that our portfolio would capture would be so numerous that we do not believe that the additional disclosure would provide material useful information to unitholders.

34.                               We refer to your tabular disclosure of significant Level III inputs on page 25. To supplement your disclosure of the weighted averages of the significant unobservable inputs, please consider revising your future filings to provide more qualitative information regarding the ranges of inputs, including the distribution in the ranges where appropriate.

In response to the Staff’s comment, in our 2012 Form 10-K and in other future filings we will provide additional disclosures regarding the factors we consider when determining the appropriate weighting to be ascribed to each valuation methodology and how illiquidity discounts are determined, the draft disclosures of which are provided in the responses to Questions 31 and 32, respectively.

In addition, we respectfully advise the Staff that we believe the weighted average when read in conjunction with the applicable range provides sufficient insight on the distribution of the unobservable input.   While the range indicates the general breadth of the distribution, the weighted average provides a quantitative measure of where the majority of the value is allocated within the range.  For example, while control premiums ranged from 0% to 20%, the weighted average of 0% indicates that most of private equity investments do not include a control premium.   In addition, we have modified ranges and

provided supplemental disclosure in the footnotes where we believe additional disclosure is appropriate.  For example, for Enterprise Value/LTM EBITDA Multiple and Enterprise Value/Forward EBITDA Multiple, we noted that the ranges exclude inputs relating to a single portfolio company that was determined to lack comparability with other investments in KKR’s private equity portfolio.  The portfolio company had a relatively small fair value relative to the total fair value of all private equity investments but had an Enterprise Value/LTM EBITDA Multiple and Enterprise Value/Forward EBITDA Multiple that would have significantly increased the range.  While we excluded this portfolio company from the range, we included information about it in a footnote.  In response to the Staff’s comment, at this time we expect to continue to evaluate the distribution of value within the range of each unobservable input and provide appropriate supplemental disclosure when warranted.

15. Subsequent Events, page 53

35.                               Please file the Prisma Capital Partners LP acquisition agreement, or tell us why you believe it is not required to be filed. Please also clarify whether the purchase price payments that you may be required to make in the future could represent material amounts; if so, please quantify to the extent practicable and add related risk factor disclosure related to the earn out provisions.

We respectfully advise the Staff that we have determined that the acquisition agreement for Prisma Capital Partners LP (“Prisma”) does not constitute a material contract required to be filed under Item 601(b)(10) of  Regulation S-K.  We have considered various criteria to conclude that such agreement is not material to KKR.  For example, the purchase price payable by KKR (including any future purchase price payments payable based on whether the Prisma business grows to achieve certain operating performance metrics) is not material relative to the cash and short term investments available to us, based on our current liquidity position.  In addition, after analyzing Prisma’s impact on our most relevant earnings metrics, such as economic net income, fee related earnings and cash earnings, and on our assets and equity, we have concluded that Prisma does not constitute a material portion of the KKR business.  Upon the completion of the acquisition, we also determined that the transaction was not an acquisition of a “significant amount of assets” as specified under in Instruction 4 of Item 2.01 of Form 8-K.  Consequently, we do not deem the agreement with Prisma a material contract required to be filed as an exhibit to our 2012 Form 10-K.

However, we respectfully advise the Staff that in our 2012 Form 10-K we will account for the acquisition of Prisma under the purchase method and will provide the required disclosures under ASC 805.

*              *              *              *              *

As stated on the SEC’s website, the Staff provides comments to a company “when it notes instances where it believes a company can enhance its disclosure or improve its compliance with the applicable disclosure requirements”.  The Company acknowledges that the Staff’s comments above have been provided to the Company in an effort to enhance its disclosures to investors, and the Company’s responses similarly have been provided to the Staff with those goals in mind.  To the extent that in response to a comment from the Staff the Company has agreed to provide additional or revised disclosure in a future filing, such agreement is not and should not be considered an admission by the Company as to the inadequacy or inaccuracy of any prior filing, any deficiency in internal controls or disclosure controls, or any violation of federal securities laws, material or otherwise.

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 230-9740 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer

cc: Securities and Exchange Commission
Ms. Angela Connell
Ms. Jeanne Baker
Ms. Celia Soehner